UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 14, 2001

ALD SERVICES, INC.
(Exact name of registrant as specified in its charter)

Nevada	0-27035	88-0408274
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

30 Sembrado Rancho Santa Margarita, California		92688
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code (949) 459-1220

8787 Washburn Road, Las Vegas, Nevada 89129
(Former name or former address, if changed since last report)

ITEM 1.   Changes in Control of Registrant.

(a)   On December 14, 2001, there was a change of control of ALD Services, Inc., (the "Company"). The change of control occurred as a result of closing under a Stock Purchase Agreement (the "Agreement"), dated November 30, 2001, between the Company, Don and Bonnie Saunders Family Trust, as Buyer and Agent for certain nominees, and Frank Danesi, Jr., as Seller.

Under the terms of the Agreement, the Buyer and Agent acquired 1,900,000 issued and outstanding common stock of the Company from the Seller for a cash purchase price of $300,000. The Buyer acquired the shares partially on its own behalf, and partially as agent on behalf of certain nominees. At the time of closing under the Agreement, the Company had a total of 2,106,000 shares of common stock issued and outstanding. Thus, the shares acquired by the Buyer constitute approximately 90.22% of the Company's issued and outstanding common stock.

Prior to closing under the Agreement, Frank Danesi, Jr. had been the sole officer and director of the Company. In conjunction with closing under the Agreement, Frank Danesi, Jr. appointed Thomas K. Russell as a director of the Company and then submitted his resignation as an officer and director.

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of December 14, 2001, following closing under the Agreement. The table lists the name and address, the number of shares beneficially owned and the percentage of ownership of: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer, and (iii) all Directors and Executive Officer(s) of the Company as a group.

Name and address of Beneficial Owner [1]	Shares Beneficially Owned	Percentage Beneficially Owned
Don and Bonnie Saunders Family Trust 900 E. Desert Inn Road, Apt. 521 Las Vegas, NV 89109.	1,145,000	54.37%
Thomas K. Russell [2] 30 Sembrado Rancho Santa Margarita, CA 92688	170,000	8.07%
Mark c. Russell [3] 30 Sembrado Rancho Santa Margarita, CA 92688	85,000	4.04%
All directors and executive officers as a group (1person)	170,000	8.07%

(1)   The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of our common stock.

(2)   Mr. Russell is the sole officer and director of the Company.

(3)   Mark C. Russell, is the brother and business associate of Thomas K. Russell.

A copy of the Stock Purchase Agreement is filed as an exhibit to this Current Report on Form 8-K and is incorporated in its entirety herein. The foregoing description is modified by this reference.

Directors and Executive Officers

The following persons are the Directors and executive Officers of the Company following closing under the Agreement:

Name	Age	Position
Thomas K. Russell	48	President and Chairman

Since February, 1998, Mr. Russell has served as Director and President of PCMA, Inc., a consulting firm specializing in mergers, acquisitions and financings for companies desiring to trade and access capital in the public markets.   From December 1989 through February 1998, Mr. Russell served as founder, director, general counsel and chief financial officer of MTR Gaming Group, Inc., a successful operator of gaming facilities (Nasdaq: MNTG). From 1979 through 1989, Mr. Russell practiced law in Southern California, specializing in general business and corporate law, and the representation of alternative health care providers. During this period, Mr. Russell also represented American Indian tribes, for which he also served as a legislative lobbyist in Washington, D.C. From 1971 through 1989, Mr. Russell served as an officer, director or general counsel for several public and private companies doing business in the hospitality, petroleum, mining, motion picture, television broadcasting and wholesale travel industries.

Mr. Russell received a Bachelor of Arts from California State University at Fullerton in Business Administration in 1975, and received his Juris Doctor from Pepperdine University School of Law in 1978. He is licensed by the California State Bar.

ITEM 7.   Financial Statements and Exhibits.

(c) Exhibits

The following exhibits are filed as part of this Current Report on Form 8K:

2.1   Stock Purchase Agreement, dated as of November 30, 2001, among the Don and Bonnie Saunders Family Trust, Frank Danesi, Jr., and ALD Services, Inc., a Nevada corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALD SERVICES , INC.

By: <u>/S/ THOMAS K. RUSSELL</u>
       Thomas K. Russell
       Chairman of the Board and President

Date: December 31, 2001

EXHIBIT INDEX

2.1   Stock Purchase Agreement, dated as of November 30, 2001, among the Don and Bonnie Saunders Family Trust, Frank Danesi, Jr.,and ALD Services, Inc., a Nevada corporation.

Exhibit 2.1 - STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT

Agreement made and entered into as of November 30, 2001, among the Don and Bonnie Saunders Family Trust, having an address at 900 E. Desert Inn Road, Apt. 521, Las Vegas, Nevada 89109 (as Buyer and as Agent for certain nominees, hereinafter collectively referred to as "Buyer"), Frank Danesi, Jr., whose address is in c/o 8787 Washburn Road, Las Vegas, Nevada 89149 (hereinafter referred to as "Seller"), and ALD Services, Inc., a Nevada corporation, having an address at 8787 Washburn Road, Las Vegas, Nevada 89149 (hereinafter referred to as the "Company").

This Agreement sets forth the terms and conditions upon which Seller is selling to the Buyer and the Buyer is today purchasing from the Seller 1,900,000 shares of the issued and outstanding common stock of the Company, representing approximately 90.22% of the issued and outstanding common stock of the Company (hereinafter referred to as the "Shares").

In Consideration of the mutual agreements contained herein, the parties hereby agree as follows:

I. SALE OF THE SHARES

1.01   Shares Being Sold. Subject to the terms and conditions of this Agreement, the Seller is selling and transferring the Shares to the Buyer at the closing provided for in Section 1.03 hereof (the "Closing"), free and clear of all liens, charges, or encumbrances of whatsoever nature.

1.02   Consideration. An aggregate total of $300,000 shall be due and payable under the terms of this Agreement for purchase of the Shares. Buyer shall deposit the purchase price into escrow via bank wire on or before November 30, 2001, to be delivered to Seller at Closing in accordance with the terms of this Agreement.

1.03   Closing. The Closing of the transactions provided for in Section 1.04 and 1.05 shall take place at Southwest Escrow Company, 8215 S. Eastern Avenue, Suite 100, Las Vegas, Nevada 89123 on the first business day following the expiration of the applicable 10-day notice period provided by Rule 14f-1 of the 1934 Securities Act. Such closing shall be mandatory upon Buyer, unless Buyer objects to the closing for cause, which is not the fault of the Buyer. For purposes of this Section, "cause" shall be defined as any objection or claim raised by any of the shareholders of the Company in response to such notice under Rule 14f-1, or failure of any of the conditions to closing as defined in Section 6.01 of the Stock Purchase Agreement.

1.04   Delivery by the Seller. On or before November 30, 2001, the Seller shall deliver to escrow the stock certificate(s) representing the Shares and related stock power(s), all duly endorsed with Medallion signature guarantees with all necessary transfer tax stamps attached for transfer on the books of the Company, (ii) the resignations of the Seller as the sole director and officer of the Company, (iii) minutes of the election of Buyer's designees as the new directors of the Company as described in Section 2.03 below, and (4) the shareholders list described in Section

3.01(c) below, all to be delivered to Buyer at Closing in accordance with the terms of this Agreement.

1.05   Delivery by the Buyer. At the Closing the Buyer shall deliver to the Seller the payment provided for in Section 1.02 hereof.

II. RELATED TRANSACTIONS.

2.01   Finders. Buyer represents that there were no finders with respect to the Buyer's interest in the transaction contemplated herein. The parties acknowledge that any fees owed to finders with respect to the Seller's interest in the transaction contemplated herein shall be the sole responsibility of the Seller.

2.02   Expenses of the Transaction. Except as specifically provided for herein, each party is responsible for paying all expenses of the transaction incurred by it, including but not limited to filing fees, legal fees, accounting fees, printing expenses, certificate engraving fees and transfer agent fees. The Buyer shall pay the first $500 of the escrow fees and costs for the transaction. The Seller shall pay any additional escrow fees and costs. The Buyer shall pay the first $1,000 of any legal fees or costs incurred by the Company for the preparation, filing and mailing of the notice required under Rule 14f-1 of the 1934 Securities Act. The Seller shall pay any additional legal fees or costs in connection with the preparation, filing and mailing of such notice.

2.03   Resignations. Upon execution of this Agreement, all of the current directors and officers of the Company shall deliver into escrow their resignations and minutes of their election of all designees of the Buyer to serve as the new board of directors, such resignations and elections to become effective at Closing immediately.

III. REPRESENTATIONS AND WARRANTIES OF COMPANY AND SELLER.

The Company and the Seller hereby represent and warrant as follows:

3.01   Organization, Capitalization, etc.

(a)   The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and is qualified in no other state.

(b)   The authorized capital stock of the Company consists of 25,000,000 shares of common stock of which 2,106,000 shares are validly issued and outstanding, fully paid and non-assessable, and there are no other Company securities of any class or kind outstanding. The Shares owned by each Seller are owned free and clear of any liens, claims, options, charges, or encumbrances of whatsoever nature. The Seller has the unqualified right to sell, assign, and deliver the Shares and, upon consummation of the transactions contemplated by this Agreement, the Buyer will acquire good and valid title to the Shares, free and clear of all liens, claims, options, charges, and encumbrances of whatsoever nature. There are no outstanding options or other agreements of any nature whatsoever relating to the issuance by the Company of any shares of its capital stock.

(c)   A current Shareholders list, attached hereto as Exhibit B, was prepared by Pacific Stock Transfer, the Transfer Agent of the Company, and is a true and correct copy of the current list of shareholders of the Company as of the date of execution of this Agreement.

3.02   Authority; No Violation. The execution and delivery of this Agreement by the Company and by the Seller, and the consummation by them of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of the Certificate of Incorporation or bylaws of the Company, or of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Company or the Seller is a party or by which the Company or the Seller is bound.

3.03   Financial Statements. The Company's audited financial statements for the periods ending December 31, 2000 and 1999, are incorporated in the Company's report on Form 10KSB for the fiscal year ended December 31, 2000. The Company's unaudited condensed financial statements are incorporated in the Company's reports on Form 10QSB for the fiscal periods ending March 31, 2001, June 30, 2001 and September 30, 2001. Such financial statements are true and correct, and a fair and accurate presentation of the financial condition and assets and liabilities (whether accrued, absolute, contingent, or otherwise) of the Company as of the date thereof. The audited financial statements were prepared in accordance with generally accepted principals of accounting applied on a consistent basis, and the unaudited condensed financial statements contain all adjustments (consisting of normal recurring items) which are, in the opinion of Company, necessary for a fair representation of the interim period presented.

3.04   Tax Returns. The Company has duly filed all tax reports and returns required to be filed by it and has fully paid all taxes and other charges claimed to be due from it by federal, state, or local taxing authorities (including without limitation those due in respect of its properties, income, franchises, licenses, sales, and payrolls); there are no liens upon any of the Company's property or assets; there are not now any pending questions relating to, or claims asserted for, taxes or assessments asserted against the Company.

3.05   Undisclosed Liabilities. Except to the extent reflected or reserved against in the September 30, 2001 financial statements of the Company referred to in Section 3.03 above, the Company, as of the date hereof, had no liabilities or obligations of any nature, whether absolute, accrued, contingent, or otherwise and whether due or to become due. Further, neither the Seller nor the Company knows or has any reasonable ground to know of any basis for the assertion against the Company of any liability or obligation of any nature or in any amount not fully reflected or reserved against in the September 30, 2001 balance sheet.

3.06   Absence of Certain Changes. The Company has not since September 30, 2001, and as of the Closing will not have:

(a)   Suffered any material adverse change in financial condition, assets, liabilities, business, or prospects;

(b)   Incurred any additional obligations or liabilities (whether absolute, accrued, contingent, or otherwise) which it either has not previously satisfied or will not satisfy at or before Closing;

(c)   Paid any claim or discharged or satisfied any lien or encumbrance or paid or satisfied any liability (whether absolute, accrued, contingent, or otherwise) other than liabilities shown or reflected in the Company's September 30, 2001 balance sheet or liabilities incurred since September 30, 2001;

(d)   Declared, paid, or set aside for payment to its stockholders any dividend or other distribution in respect of its capital stock or redeemed or purchased or otherwise acquired any of its capital stock or any options relating thereto or agreed to take any such action; or

(e)   Made any material change in any method of accounting or accounting practice.

3.07   Litigation. There are no actions, proceedings, or investigations pending or, to the knowledge of the Company or the Seller, threatened against the Company, and neither the Company nor the Seller know or have any reason to know of any basis for any such action, proceedings, or investigation. There is no event or condition of any kind or character pertaining to the business, assets, or prospects of the Company that may materially and adversely affect such business, assets or prospects.

3.08   Disclosure. The Seller has disclosed to the Buyer all facts material to the assets, prospects, and business of the Company. No representation or warranty by the Seller contained in this Agreement, and no statement contained in any instrument, list, certificate, or writing furnished to the Buyer pursuant to the provisions hereof or in connection with the transaction contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading or necessary in order to provide a prospective purchaser of the business of the Company with proper information as to the Company and its affairs.

3.09   SEC Filings. The Company filed a registration statement on Form 10SB under the Securities Exchange Act of 1934 on August 13, 1999, which, in accordance with Section 12(g) under such Act became effective on or about December 8, 1999. Thereafter, the Company has filed all periodical reports required to be filed with the Securities and Exchange Commission on a timely basis and as of the date hereof, is current in its filing obligations.

IV. REPRESENTATIONS AND WARRANTIES BY THE BUYER.

The Buyer hereby represents and warrants as follows:

4.01   Authority; No Violation.   The execution and delivery of this Agreement by the Buyer, and the consummation by the Buyer of the transactions contemplated hereby have been duly authorized. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or default under any term or provision of any contract, commitment, indenture, other agreement or restriction of any kind or character to which the Buyer is party or by which the Buyer is bound.

4.02   Representations Regarding the Acquisition of the Shares.

(A)   The Buyer understands that the shares constitute restricted securities as that term is defined in Rule 144 under the Securities Act of 1933 and that such shares may not be sold or transferred in the absence of a registration statement or an available exemption from registration;

(b)   The Buyer understands the speculative nature and risks of investments associated with the Company and confirm that they are able to bear the risk of the investment;

(c)   Neither the Company nor the Seller is under an obligation to register or seek an exemption under any federal and/or state securities acts for any sale or transfer of the Shares by the Buyer, and the Buyer is solely responsible for determining the status, in their hands, of the shares acquired in the transaction and the availability, if required, of exemptions from registration for purposes of sale or transfer of the Shares;

(d)   The Buyer has had the opportunity to ask questions of the Company and the Seller and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense necessary to evaluate the merits and risks of any investment in the Company. Further, the Buyer has been given: (1) all filings made with the SEC; and, (2) an opportunity to question the appropriate executive officers of the Company and each of the individuals comprising the Seller.

V. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION.

5.01   Survival of Representations. All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the execution and delivery hereof and any investigation at any time made by or on behalf of any party.

5.02   Indemnification by Company and Seller. The Company and the Seller hereby agree to indemnify the Buyer and hold it harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Buyer resulting from a breach of any agreement, representation, or warranty of the Company or by the Seller, including, but not limited to, any undisclosed liabilities or obligations of the Company, whether known by Seller or not, as described in Section 3.05 of this Agreement. Assertion by the Buyer of its right to indemnification under this Section 5.02 shall not preclude the assertion by the Buyer of any other rights or the seeking of any other remedies against the Company or the Seller.

5.03   Indemnification by Buyer. The Buyer hereby agrees to indemnify the Seller and the Company, and hold them harmless from and in respect of any assessment, loss, damage, liability, cost, and expense (including, without limitation, interest, penalties, and reasonable attorneys' fees), imposed upon or incurred by the Seller or the Company resulting from a breach of any agreement, representation, or warranty of the Buyer contained herein.

VI. ADDITIONAL CONDITIONS TO CLOSING

6.01   Obligation of Buyer to Close. Buyer shall not be obligated to close this transaction unless:

(a)   There are no material liabilities on the books of the Company, other than as disclosed in the Company's financial statements for September 30, 2001, and there are no undisclosed or contingent liabilities.

(b)   There have been no changes in the Company's business or capitalization between the date of signing this Agreement and the date of Closing, other than as required herein.

(c)   The Company has completed and filed all documentation, reports, schedules and other information necessary to bring the Company into compliance with the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, including, but not limited to, a notice to shareholders regarding the proposed change in directors as required by Rule 14f-1.

(d)   The current officers and directors of the Company shall have tendered their resignations effective as of the date of Closing, and the current directors shall have appointed persons designated by the Buyer as successor members of the Board of Directors to fill the vacancies created by the resignation of the current directors.

6.02   Seller's Obligation to Close. Seller shall not be obligated to close this transaction unless the Buyer has timely deposited the Consideration into escrow as describer in Section 1.02 above.

VII. MISCELLANEOUS

7.01   Further Assurances. From time to time, at the request of the Buyer and without further consideration, the Seller shall execute and transfer such documents and take such action as the Buyer may reasonably request in order to effectively consummate the transactions herein contemplated.

7.02   Parties in Interest. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the heirs, beneficiaries, representatives, successors, and assigns of the parties hereto.

7.03   Prior Agreements; Amendments. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

7.04   Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

7.05   Confidentiality. Each party hereby agrees that all information provided by the other party and identified as "confidential" will be treated as such, and the receiving party shall not make any use of such information other than with respect to this Agreement. If the Agreement shall be terminated, each party shall return to the other all such confidential information in their possession, or will certify to the other party that all of such confidential information that has not been returned has been destroyed.

       7.06   <u>Notices</u>. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

If to the Seller: Frank Danesi, Jr.
                        c/o 8787 Washburn Road
                        Las Vegas, Nevada 89149

If to the Company: c/o Frank Danesi, Jr.
                        8787 Washburn Road
                        Las Vegas, Nevada 89149

If to the Buyer: c/o Thomas K. Russell
                        30 Sembrado
                        Rancho Santa Margarita, CA 92688-92714

       7.07   <u>Effect</u>. In the event any portion of this Agreement is deemed to be null and void under any state or federal law, all other portions and provisions not deemed void or voidable shall be given full force and effect.

       7.08   <u>Counterparts</u>. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Seller, the Buyer and the Company on the date first above written.

BUYER:
DON AND BONNIE SAUNDERS FAMILY TRUST

/S/ DONALD G. SAUNDERS
Donald G. Saunders, Trustee

SELLER:

/S/ FRANK DANESI, JR.
Frank Danesi, Jr.

COMPANY:
ALD SERVICES, INC.

/S/ FRANK DANESI, JR.
By: Frank Danesi, Jr., President

Exhibit B - Current list of shareholders of the Company

ALD SERVICES INC

Shareholder Report as of 12/13/2001

Common Stock

CUSIP NUMBER 001608108

Shares	2,106,000
Shares	1,900,000
Share Holders	16
Active Certificates	32

Stock	Date Issued	Cert No.	No. of Shares	Status	Date Restr	Lost or Stolen
ANGELA E. BENDA 2051 N TORREY PINES DR #2040 LAS VEGAS, NV 89108 479865005	08/04/1999	150	1,000			
		Total Shares	**1,000**			
JULIE BEVINK 11044 OPHIR DRIVE #603 LOS ANGELES, CA 90024 341504418	04/06/1999	127	1,000			
		Total Shares	**1,000**			
TED D. CAMPBELL II 9512 RANCHO PALMS LAS VEGAS, NV 89117 443705918	12/03/2001	210	5,000			
		Total Shares	**5,000**			
CAP SEARCH VENTURES, INC. 9361 BUCKHAVEN LAS VEGAS, NV 89117 040547278	12/03/2001	211	20,000			
		Total Shares	**20,000**			
CEDE & CO PO BOX 222 BOWLING GREEN STATION NEW YORK, NY 10274	11/29/2000	176	1,005			
	12/05/2000	180	2,000			
	12/15/2000	186	4,000			
	01/02/2001	189	2,770			
	01/25/2001	190	7,201			
	02/08/2001	191	1,000			
	02/23/2001	192	1,716			
	04/05/2001	193	1,000			

	05/22/2001	194	1,000		
	05/25/2001	198	4,031		
	06/27/2001	199	4,100		
	07/10/2001	202	455		
	07/26/2001	203	21,230		
	10/26/2001	204	6,862		
	11/05/2001	206	1,000		
	11/06/2001	207	105,000		
	11/15/2001	208	1,285		
	Total Shares		**165,655**		
FRANK DANESI 8787 WASHBURN ROAD LAS VEGAS, NV 89134	12/12/2001	212	1,900,000	R	04/06/1999
	Total Shares		**1,900,000**		
EDWARD DESTEFANO 195 W CENTRAL AVE #245 BREA, CA 92821 086265564	12/22/2000	188	1,000		
	Total Shares		**1,000**		
MARK DESTEFANO 8555 W SAHARA #730 LAS VEGAS, NV 89117 125567069	12/22/2000	187	5,000		
	Total Shares		**5,000**		
WILLIAM DILLARD 2051 N TORREY PINES DR #2040 LAS VEGAS, NV 89108 479784561	08/04/1999	151	1,000		
	Total Shares		**1,000**		
JANEVA CORPORATION 1617 CIMARRON CREST LAS VEGAS, NV 89144	01/20/2000	164	138		
	Total Shares		**138**		
ZACHARY MURCER 9512 RANCHO PALMS LAS VEGAS, NV 89117 448042268	11/21/2000	173	1,000		
	Total Shares		**1,000**		
DERIC MURCER ,	11/21/2000	174	1,000		
	Total Shares		**1,000**		
CYNDI NELSON 7940 TOWNSEND DRIVE RIVERSIDE, CA 92509 554717055	11/21/2000	175			
	Total Shares		**1,000**		

DEBRA POWELL 8148 REDLANDS ST #205 PLAYA DEL REY, CA 90293 066464020	04/06/1999	131	1,000
	Total Shares		**1,000**
TIGER POET ENTERPRISES, INC. 1316 PALO VERDE ST CARSON CITY, NV 89701 88-0406781	08/04/1999	147	1,000
	Total Shares		**1,000**
ESTHER VASQUEZ-ESPARZA 825 SIERRA VISTA ST APT 216 LAS VEGAS, NV 89109	06/29/2001	201	1,207
	Total Shares		**1,207**

Legend

C	Control	R	Restricted
701	701 Restriction	A	Administrative Stop
C	Control	CA	Control Admin Stop
L	Special Legend	OS	Owner Stop Order
R	Restricted	RA	Restricted Admin
RC	Restricted Control	RS	Restricted Spec
RSL	Restricted Spec Leg	S	Regulation S
SC	Regulation S Control	SL	Special Legend